Filed by AT&T Wireless Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                            Subject Company:  TeleCorp PCS, Inc.
                                                   Commission File No. 000-31941



ON OCTOBER 8, 2001, AT&T WIRELESS ISSUED THE FOLLOWING PRESS RELEASE:


FOR RELEASE 10/8/2001

AT&T WIRELESS TO ACQUIRE TELECORP PCS TWENTY
PERCENT EXPANSION OF FOOTPRINT INCLUDES 16 OF TOP 100
U.S. MARKETS


Redmond, WA and Arlington, VA -- AT&T Wireless (NYSE: AWE) announced today that it will acquire TeleCorp PCS (NASDAQ: TLCP) in an all-stock transaction valued at $4.7 billion. AT&T Wireless will acquire the 77 percent of the company it does not already own for $2.4 billion and assume $2.1 billion in net debt and approximately $221 million in preferred securities.

The boards of directors of both companies have approved the transaction and TeleCorp PCS shareowners representing a majority of the voting power have committed to vote in favor of the acquisition.

AT&T Wireless said it will offer TeleCorp PCS shareowners 0.9 shares of AT&T Wireless common stock for each share of TeleCorp PCS common stock. This represents a premium of 19 percent based on the average of the closing prices for the past 30 trading days for TeleCorp PCS common stock. AT&T Wireless, which currently owns 23 percent of TeleCorp PCS, will issue approximately 146 million additional common shares to acquire the remaining outstanding TeleCorp PCS common shares. Following the close of the acquisition, AT&T Wireless would have approximately 2.68 billion common shares outstanding. The transaction is structured to be tax-free to TeleCorp PCS shareowners.

"Strategically, this is the single most important move we could make to enhance long-term shareowner value," said AT&T Wireless Chairman and CEO John D. Zeglis. "We're set to quickly roll out AT&T Wireless-branded services to 32 million more people across 14 states. That includes 16 of the top 100 U.S. markets, eight of the top 50 markets and more than 900,000 existing TeleCorp customers. Soon, we will be offering millions of potential new customers a full array of AT&T Wireless' popular local, regional and national offers.

"Just as important, we'll include these new markets as part of our integrated build out of a world-standard next generation network," he said. "TeleCorp customers will enjoy the benefits of these exciting new advanced services sooner than anticipated and under the AT&T Wireless brand.

"This is a strategically and financially attractive transaction for both companies," Zeglis added. "For AT&T Wireless, it makes good use of our equity while enabling us to maintain a strong balance sheet. TeleCorp shareowners will receive a fair premium and a good growth investment."

"We are very proud of everything TeleCorp has accomplished over the last several years," said TeleCorp CEO Jerry Vento. " The company has just completed a very successful third quarter, reporting total subscribers of more than 914,000.

"AT&T Wireless is a well-managed company with a very strong balance sheet, and we believe its shares are currently undervalued," he added. "We believe this transaction is in the best interests of the shareholders of both companies."

Both companies said they expect the transaction to close in the first half of 2002, following approval from Telecorp PCS shareowners and approvals from the Federal Communications Commission and Department of Justice. The companies do not anticipate significant regulatory issues given that the proposed transaction will result in a minimal overlap of markets.

AT&T Wireless will be adding markets covering a population of about 32 million in 14 states -- primarily in the Southeast and Midwest including such markets as New Orleans, Nashville, Memphis and Louisville -- as well as the commonwealth of Puerto Rico. The company said it will be paying approximately $154 per licensed POP or $180 per covered POP. This compares favorably to AT&T Wireless' current valuation of $182 per licensed POP and $237 per covered POP.

Merrill, Lynch & Co. served as financial advisor and Wachtell, Lipton, Rosen & Katz served as legal advisor to AT&T Wireless. Lehman Brothers and J.P. Morgan Chase served as financial advisors, and Cadwalader, Wickersham &Taft served as legal advisor to TeleCorp PCS.

Please visit the AT&T Wireless website at www.att.com/wirelessir to view a detailed presentation about this transaction, including U.S. footprint maps, both before and after the transaction is finalized.


                            ------------------------


FOR MORE INFORMATION, REPORTERS MAY CONTACT:


David Caouette - AT&T Wireless
(201) 967-3568 (office)
(201967-3568 (mobile number)
david.caouette@attws.com
------------------------

Russell Wilkerson TeleCorp PCS - AT&T Wireless
(703) 236-1136 (Office) (office)
(703) 236-1136 (Office) (mobile number)
(703) 236-1136 (Office)
-----------------------


ABOUT AT&T WIRELESS

AT&T Wireless (NYSE: AWE) is the largest independently-traded wireless carrier in the United States, following our split-off from AT&T on July 9, 2001.
We're one of the most widely-held companies in the U.S. with nearly five million shareowners and operate one of the largest digital wireless networks in North America. With more than 15.7 million consolidated subscribers, and full-year 2000 revenues exceeding $10 billion, AT&T Wireless is committed to being among the first to deliver the next generation of wireless products and services. Today, we offer customers high-quality wireless communications services, whether mobile or fixed, voice or data, to businesses or consumers, in the U.S.

and internationally. AT&T Wireless Customer Advantage is our commitment to provide customers with the right equipment, the right calling plan, and the right customer services options -- today and tomorrow. For more information, please visit us at www.attwireless.com
                   -------------------

--------------------
Terms and Conditions . Privacy Policy

Copyright(C)2001 AT&T Wireless. All rights reserved.

AT&T WIRELESS USED THE FOLLOWING SLIDE PRESENTATION
MATERIALS AT ANALYST MEETINGS:

                         [AT&T Wireless Corporate Logo]

                                   SAFE HARBOR
--------------------------------------------------------------------------------

     The following contains "forward-looking statements," which are based on management's beliefs, as well as on a number of assumptions made by management concerning future events and information currently available to management. The audience is cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless'
    control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company's filings with the Securities and Exchange
  Commission. AT&T Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of the company.


[AT&T Wireless Corporate Logo]

                      AT&T WIRELESS ACQUISITION OF TELECORP
--------------------------------------------------------------------------------

* AWE Strategic Thrust: enlarged footprint covering major markets of North
  America

* TLCP Strategic Fit: 32 million covered POPs, including 16 of the nation's top 100 markets


[AT&T Wireless Corporate Logo]

                              TRANSACTION OVERVIEW
--------------------------------------------------------------------------------


* Acquisition of 77% of TeleCorp not already owned by AT&T Wireless

* 0.9 AT&T Wireless share for each TeleCorp share

* Fixed exchange ratio

* Assumption of $2.1 billion of TeleCorp debt


[AT&T Wireless Corporate Logo]

                              TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

* TOTAL TRANSACTION VALUE OF $5.6 BILLION (INCLUDING PART WE OWN)
  - Approximately $180 per covered POP
  - 19% premium to TeleCorp 30-day average trading price

* ACQUISITION APPROVED BY BOARDS OF BOTH COMPANIES AND KEY SHAREHOLDERS OF TELECORP
  - Voting agreements from shareholders representing a majority of voting power (excluding AT&T Wireless)


[AT&T Wireless Corporate Logo]

                             TELECORP - AT A GLANCE
--------------------------------------------------------------------------------

* Well known to AT&T Wireless since its formation

* Recent merger with AT&T affiliate, Tritel

* 2,800 employees

* Nearly 1 million subscribers

* 1H01 revenues of $323 million

* Deep spectrum position in key markets


[AT&T Wireless Corporate Logo]

                          MOBILITY STRATEGIC PRIORITIES
--------------------------------------------------------------------------------

* Enlarge domestic mobility footprint

* Deepen penetration

* Improve profitability

* Seize mobile data leadership

* Maintain financial strength


[AT&T Wireless Corporate Logo]

                            TELECORP - STRATEGIC FIT
--------------------------------------------------------------------------------

Enlarge Domestic Mobility        *  32 million covered POPs 16 top 100 cities
Footprint

Deepen Penetration               *  AT&T brand AWE offers and channels

Improve Profitability            *  Roaming Cost synergies

Seize Mobile Data Leadership     *  Seamless and accelerated GSM/GPRS deployment

Preserve Financial Strength      *  Stock-for-stock Ratings maintained


[AT&T Wireless Corporate Logo]

[Map of United States and Puerto Rico showing AT&T Wireless Services Coverage and License Carrier Coverage]

                           AT&T Wireless & Footprint

[AT&T Wireless Corporate Logo]          AT&T Wireless Confidential & Proprietary
                                            Use Pursuant to Company Instructions

[Map of United States and Puerto Rico showing TeleCorp Coverage and License
 Carrier Coverage]

                           Telecorp Footprint

[AT&T Wireless Corporate Logo]          AT&T Wireless Confidential & Proprietary
                                            Use Pursuant to Company Instructions

[Map of United States and Puerto Rico showing AT&T Wireless Services and
 TeleCorp Coverage and License Carrier Coverage]

                           AT&T Wireless & Telecorp Footprint

[AT&T Wireless Corporate Logo]          AT&T Wireless Confidential & Proprietary
                                            Use Pursuant to Company Instructions

                             COMPETITIVE LANDSCAPE
                           Coonsolidated Covered POPs
--------------------------------------------------------------------------------

[Bar Graph showing Consolidated Covered POPs (in Millions):
 AT&T Wireless-198, Sprint-188, Nextel-195, Verizon-204, Cingular-211, VoiceStream-145]

[AT&T Wireless Corporate Logo]

                              16 of Top 100 Markets
--------------------------------------------------------------------------------

* Baton Rouge, LA                                   * Madison, WI

* Birmingham, AL                                    * Mayaguez, PR

* Des Moines, IA                                    * Memphis, TN

* Jackson, MS                                       * Milwaukee, WI

* Knoxville, TN                                     * Mobile, AL

* Lexington, KY                                     * Nashville, TN

* Little Rock, AR                                   * New Orleans, LA

* Louisville, KY                                    * San Juan, Puerto Rico


[AT&T Wireless Corporate Logo]

                          Value Creation Opportunities
--------------------------------------------------------------------------------

* BRAND UPLIFT

* ECONOMIES OF SCALE
  - Network
  - Devices
  - Advertising

* EXPANDED OFFERS
  - Digital One Rate
  - Data and multi-media services

* ADDITIONAL DISTRIBUTION
  - Business
  - National retail

* ELIMINATION OF DUPLICATIVE EXPENSES

[AT&T Wireless Corporate Logo]

                        KEY MOBILITY FINANCIAL STATISTICS
                              Year-to-Date 2nd Qtr
--------------------------------------------------------------------------------
                        AWE              TLCP         Pro Forma
                        ---              ----         ---------

Subscribers         16.416M            0.823M           17.239M
     Growth           40.3%            157.2%             43.4%


Total Revenue        $6.59B            $0.32B            $6.85B
     Growth           40.9%            153.4%             44.4%


EBITDA               $1.65B          $(0.08)B            $1.57B
     Growth           67.8%                               70.2%


Net Debt              $0.7B             $2.1B             $2.8B
    Debt/EBITDA         .3X              (NM)              1.2X

[AT&T Wireless Corporate Logo]

                             Key Mobility Statistics
                                  2nd Qtr 2001
--------------------------------------------------------------------------------

                                        AWE      TLCP     Pro Forma
                                        ---      ----     ---------

Licensed POPs                          220M*     37M        257M

Covered POPs                           166M      32M        198M

Penetration                            9.9%     2.6%        8.7%

ARPU                                 $63.80   $69.00

CPGA                                   $332     $491

Postpaid Churn                         2.6%     2.2%

* Excludes affiliates' territory


[AT&T Wireless Corporate Logo]

                       RIGHT TRANSACTION AT THE RIGHT TIME
--------------------------------------------------------------------------------
                                   Conclusions

   ------------------------------------------------------------------------
   |      * Great strategic fit                                           |
   |                                                                      |
   |      * Right price                                                   |
   |                                                                      |
   |      * Substantial opportunity for value creation                    |
   |                                                                      |
   |      * Strong balance sheet maintained                               |
   ------------------------------------------------------------------------

[AT&T Wireless Corporate Logo]

[AT&T Wireless Corporate Logo]

The foregoing press release and presentation materials contain "forward-looking statements," which are based on management's beliefs, as well as on a number of assumptions made by management concerning future events and information currently available to management. Investors and security holders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless' control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company's filings with the Securities and Exchange Commission ("SEC"). AT&T Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of the company.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AT&T Wireless and TeleCorp with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from AT&T Wireless, by directing a request to 7277 164th Avenue NE, Building 1, Redmond, Washington 98052, Attn: Investor Relations, or from TeleCorp, by directing a request to 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, Attn: Investor Relations.

TeleCorp and its officers and directors may be deemed to be participants in the solicitation of proxies from TeleCorp's shareholders with respect to these transactions. Information regarding such officers and directors is included in TeleCorp's proxy statement for its 2001 annual meeting of shareholders filed with the SEC on April 20, 2001. This document is available free of charge at the SEC's web site at www.sec.gov or from TeleCorp as described above.